

03053318

ANNUAL AUDITED REPORT
FORM G-405
PART III

U.S. Department of the Treasury
Washington, D.C. 20220

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

TC 5/28

OMB APPROVAL
OMB # 1535-0089

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MMDDYYYY) AND ENDING 03/31/03 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

GARBAN LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center, 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry — 212-341-9764
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garban LLC, as of March 31, in the year 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

Roger C. Campbell
Attorney at Law of New Jersey
Statutory Authority
Oaths, Affirmations & Affidavits N.J.S.A. 41: 2-1
Acknowledgements of Deeds, etc. N.J.S.A. 46: 14-6 et seq

This report * * contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION

Garban LLC and Subsidiaries

Consolidated Statement of Financial Condition

March 31, 2003



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Garban LLC and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Garban LLC and Subsidiaries ("the Company") at March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 21, 2003

Garban LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2003
(dollars in thousands)

Assets	
Cash and cash equivalents	$ 53,179
Cash and securities segregated under federal regulations	10,062
Deposits with clearing organizations	30,496
Securities owned, at market value	9,770
Securities owned held at clearing brokers, at market value	92
Receivable from brokers, dealers and clearing organizations, net of allowance for doubtful accounts of $829	1,387,819
Receivable from customers	3,276
Commissions receivable, net of allowance for doubtful accounts of $754	35,777
Receivable from affiliates	56,110
Exchange memberships, at cost (market value - $7,000)	3,220
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,462	2,778
Prepaid expenses and other assets	7,361
	$ 1,599,940
Liabilities and Member's Equity	
Liabilities	
Payable to brokers, dealers and clearing organizations	$ 1,378,375
Securities sold, but not yet purchased, at market value	8
Payable to affiliates	2,920
Accrued expenses and accounts payable	53,626
	1,434,929
Minority interest in equity of consolidated subsidiary	5
Commitments and contingencies (Note 6)	
Member's equity	165,006
	$ 1,599,940

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

Garban LLC, a Delaware limited liability company, is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world. The Member is Garban Intercapital North America Inc. ("GINA").

Garban LLC is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Garban LLC, headquartered in New Jersey and with an office in London, is a broker of United States Treasury bills, notes and bonds, and other obligations of United States governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities on a fully matched basis. Subsidiaries operate in the brokering of financial instruments including corporate bonds, preferred stock, direct access, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, and domestic and international money market brokerage services. Subsidiaries are registered with the SEC, NASD and the National Futures Association. One subsidiary is also a member of the New York Stock Exchange.

The consolidated financial statements include the accounts of Garban LLC (the "Company") and its wholly-owned subsidiaries. The subsidiaries are single member limited liability companies in which Garban LLC has a 100% interest. The limited liability companies are Garban Corporates LLC, Garban Securities LLC, Garban Capital Markets LLC and Garban Futures LLC. In addition, the accounts include the majority owned subsidiary of Garban Futures LLC. All material intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2003 include approximately $21,739 of commercial paper of a single issuer and approximately $28,918 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Deposits with clearing organizations include treasury bills with a market value of approximately $15,631 at March 31, 2003.

Proprietary securities transactions are recorded in the consolidated statement of financial condition on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Securities owned and securities sold, but not yet purchased, are recorded at market value. At March 31, 2003, securities owned primarily consist of corporate obligations with a market value of approximately $2,548, investments with a market value of approximately $4,380 in open-end management investment companies that primarily invest in U.S. Government agency securities, and $2,102 in negotiable certificates of deposit. Securities sold, but not yet purchased, primarily consist of corporate obligations. Securities owned held at clearing broker represent those securities owned which have been pledged as collateral and may be rehypothecated by the clearing broker.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return, collateral, pledged when appropriate.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to a Tax Sharing Agreement (the "Agreement") with GINA and affiliated entities. Pursuant to this Agreement, the Company is required to remit payments, on a quarterly basis, to GINA in respect of current and deferred federal, state and local income taxes on the net income earned by the Company. The Company is included in the consolidated federal and combined state and local tax returns filed by GINA. Deferred tax assets or liabilities and taxes receivable or payable are calculated as if each entity were a separate taxpayer.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

(dollars in thousands)

3. Cash and Securities Segregated Under Federal Regulations

Treasury bills with a market value of approximately $6,969 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 7). The Company and a subsidiary computed a PAIB Reserve requirement of $249 and nil, respectively, at March 31, 2003. The Company and the subsidiary had cash segregated in a PAIB reserve account of $1,158 and $1,935, respectively.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date. Receivable from and payable to brokers, dealers and clearing organizations primarily includes deposits paid for securities borrowed and deposits received for securities loaned, resale and repurchase agreements and amounts due for securities transactions which have passed settlement date and are still outstanding.

Unsettled delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded at fair value based on prices for forward-settling trades and recorded in the consolidated statement of financial condition net of unrealized gains and losses by counterparty, where management believes a legal right of offset exists. The Company had no such investments outstanding at year end.

5. Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due on cash transactions.

6. Commitments and Contingencies

The Company is involved in other litigation arising in the ordinary course of their business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

During the year ended March 31, 2003, the Company entered into a 15 year lease agreement for new facilities. The lease contains provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the lease are as follows:

Year Ending March 31	
2004	$ 4,734
2005	4,924
2006	5,060
2007	5,195
2008	5,429
Thereafter	55,480
	$ 80,822

(dollars in thousands)

The office space included under the lease is used by the Company, its subsidiaries and various other affiliates.

The ultimate parent company, ICAP plc, has obtained an uncollateralized letter of credit in the amount of $5,800, in order to satisfy the requirements of the lease agreement entered into by the Company for the new facilities.

Prior to relocating to new facilities, the Company rented temporary office space under a month to month arrangement.

A subsidiary has satisfied collateral requirements with a clearing organization at March 31, 2003 by depositing a letter of credit in the amount of $10,000.

The Company has a $25,000 credit facility available to satisfy collateral requirements with a clearing organization.

7. Regulatory Requirements

Garban LLC is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

Garban LLC had liquid capital of approximately $68,459, at March 31, 2003, which was approximately $65,719 in excess of the minimum liquid capital requirement. Garban LLC's ratio of liquid capital to total haircuts was approximately 30 to 1.

Garban LLC has claimed an exemption under paragraph (k)(2)(i) of SEC Rule 15c3-3 (the "Rule") because Garban LLC in connection with its activities as a government securities interdealer broker and does not otherwise hold funds or securities for, or owe money or securities to, customers. Garban Corporates LLC is subject to SEC Rule 15c3-3 and maintains a "Special Account for Exclusive Benefit of Customers" (see Note 3).

The Garban LLC subsidiaries are registered with the SEC and are subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. Garban Capital Markets LLC is also subject to the Department of the Treasury Regulation 402.2. The net capital and minimum net capital required of each subsidiary at March 31, 2003 are set forth below:

Company	Net Capital	Minimum Net Capital Requirement	Excess Net Capital
Garban Capital Markets LLC	$ 20,330	$ 1,501	$ 18,829
Garban Securities LLC	3,672	146	3,526
Garban Corporates LLC	26,564	1,000	25,564
Garban Futures LLC	210	75	135

(dollars in thousands)

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying consolidated financial statements, but not consolidated in Garban LLC's corresponding unaudited Form G-405 part II filed as of March 31, 2003:

	Garban Capital Market LLC	Garban Corporates LLC	Garban Securities LLC	Garban Futures LLC	Total
Assets	$ 60,551	$ 1,129,429	$ 9,807	$ 454	$ 1,200,241
Liabilities	19,138	1,089,824	4,836	217	1,114,015
Minority interest	-	-	-	5	5
Net	$ 41,413	$ 39,605	$ 4,971	$ 232	$ 86,221

8. Employee Benefits

The Company and its subsidiaries participate in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management.

9. Stock Option Plans

The Company participates in stock option plans that provide for the granting of options to acquire shares in ICAP plc to officers and other key employees of the Company. Options are generally granted at the market value of the date of the grant. Under one plan, options are granted, with an exercise price that represents 50% of the market value at the grant date. Options generally vest between three and four years after the grant date and will expire within seven to ten year s after the grant date.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

A subsidiary has loaned to brokers and dealers, securities owned by customers and other brokers and dealers having a market value of approximately $935,269 and received cash or other collateral with a value of approximately $980,169, which is recorded in the Company's consolidated statement of financial condition at March 31, 2003. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of

(dollars in thousands)

approximately $942,390 and has given cash or other collateral with a value of approximately $985,465, which is recorded in the Company's consolidated statement of financial condition at March 31, 2003. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

At March 31, 2003, the Company and its subsidiaries had received collateral of $1,100,967 from counterparties under stock borrow and reverse repurchase agreements and has rehypothecated collateral of $1,083,330 under stock loan agreements and settlement of securities transactions. The Company had certain other transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. At March 31, 2003, the Company had commitments of $1,073,000 to enter into future resale and repurchase agreements.

A subsidiary has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiary has recorded this obligation in the consolidated financial statements at the March 31, 2003 market value of the related securities. The subsidiary is subject to loss if the market price of the securities increases subsequent to March 31, 2003.

The Company and its subsidiaries maintains a policy to monitor market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, they have a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which they conduct business. Management does not anticipate nonperformance by the counterparties.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Company to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized. Whenever warranted, additional cash or collateral is obtained. The Company monitors the credit worthiness of each counterparty.

The contractual amount of purchase and sale transactions for the Company at March 31, 2003 was approximately $132,154 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled.

Pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2003, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

11. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. Amounts receivable from and payable to affiliates are non-interest bearing and due on demand. In addition, the Company provides clearing services for foreign and domestic affiliates. At March 31, 2003, clearing charges of $132 were included in receivable from affiliates.